UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G
CUSIP No. 65333F107			Page 2 of 8

1.	Name of Reporting Person: Nextel WIP Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 84,632,604

		6.	Shared Voting Power: 0 (see Item 4)

		7.	Sole Dispositive Power: 84,632,604

		8.	Shared Dispositive Power: 0 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,632,604 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 100% of the Class B Common Stock (see Item 2 and Item 4)

12.	Type of Reporting Person: CO

2

SCHEDULE 13G

This Amendment No. 4 to the Schedule 13G, as amended, is filed on behalf of Nextel WIP Corp. (the “Reporting Person”), a signatory to the Amended and Restated Shareholders Agreement, dated February 18, 2000, by and among Nextel Partners, Inc. and the shareholders listed therein, as amended (the “Shareholders Agreement”).

Item 1(a)	Name of Issuer: Nextel Partners, Inc.

Item 1(b)	Address of Issuer’s Principal Executive offices: 4500 Carillon Point Kirkland, WA 98033

Item 2	(a) Name of Person Filing, (b) Address of Principal Business office or, if none, Residence and (c) Citizenship:

Pursuant to Rule 13d-1(k)(1) — (2)  of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Schedule 13G is filed on behalf of the Reporting Person who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations identified below (the “Non-Reporting Persons”), may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock of Nextel Partners, Inc. (the “Class A Common Stock”) as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The Reporting Person owns 100% of the outstanding Class B Common Stock of Nextel Partners, Inc. (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), which is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned subsidiary of NCI or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes the Reporting Person does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

REPORTING PERSON:

1.	Nextel WIP Corp. (Delaware corporation) 2001 Edmund Halley Drive Reston, VA 20191 Citizenship: Delaware corporation

(Page 3 of 8)

NON-REPORTING PERSONS:

The following Non-Reporting Persons (Nos. 1-2) are referred to herein as the “Non-Voting Entities.”

1.	Eagle River Investments LLC (Washington limited liability company) 2300 Carillon Point Kirkland, WA 98033-7353

2.	Motorola, Inc. (Delaware corporation) 1303 E. Algonquin Road Schaumburg, IL 60196

The following Non-Reporting persons (Nos. 3-6) are referred to herein as the “Voting Entities.”

3.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

3 First National Plaza Suite 3800 Chicago, IL 60602

4.	David Aas (US Citizen)
5.	John Chapple (US Citizen)
6.	Mark Fanning (US Citizen) 4500 Carillon Point Kirkland, WA 98033

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

65333F107

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(Page 4 of 8)

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable

Item 4	Ownership

(a)	Amount beneficially owned, (b) Percent of class and (c) Number of shares as to which the person has voting and/or dispositive power

Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 26,258,768 shares of Class A Common Stock and 84,632,604 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Shareholders Agreement, representing 14.5% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2004. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned subsidiary of NCI or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes the Reporting Person does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

The Reporting Person has, as of December 31, 2004, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

Nextel WIP Corp. has sole power to vote and dispose of 84,632,604 shares, or 100% of the outstanding shares, of Class B Common Stock. Nextel WIP Corp. may be deemed to have the shared power to vote an aggregate of 15,694,069 shares, or 8.6% of the outstanding shares, of Class A Common Stock. Nextel WIP Corp. may also be deemed to have the shared power to dispose of 26,258,768 shares, or 14.5% of the outstanding shares, of Class A Common Stock. Nextel WIP Corp. disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.

The Non-Reporting Persons, as of December 31, 2004, may be deemed to have shared power to direct the disposition of an aggregate of 26,258,768 shares, or 14.5% of the shares, of Class A Common Stock. The Voting Entities may be deemed to have shared power to vote an aggregate of 15,694,069 shares, or 8.6% of the outstanding shares, of Class A Common Stock. The Non-Voting Entities may be deemed to have shared power to vote an aggregate of 10,564,699 shares, or 5.8% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares over which they may be deemed to share power to vote or dispose.

(Page 5 of 8)

The number of shares of Class A Common Stock that are subject to the Shareholders Agreement beneficially owned by each Non-Reporting Person as of December 31, 2004 is set forth below:

	Number of Shares
	of Class A Common
	Stock Subject to	Percentage of Class
Beneficial Owner	Shareholders Agreement	A Common Stock(1)
Eagle River Investments LLC (2)	10,064,699	5.5%
Madison Dearborn Capital Ptrs II, LP	12,349,179	6.8%
Motorola, Inc.	500,000	*
David Aas (3)	885,380	*
John Chapple (4)	2,081,024	1.1%
Mark Fanning (5)	378,486	*
TOTAL	26,258,768	14.5%

*Less than 1%

(1)	Based on 181,557,105 shares of Class A Common Stock outstanding as of December 31, 2004, as provided by Nextel Partners, Inc.

(2)	As of December 31, 2004, Eagle River Investments indicated that it held 7,064,699 shares of Class A Common Stock, had the sole power to vote or to direct the vote over 10,064,699 shares of Class A Common Stock and had sole power to dispose of or direct the disposition over 9,064,699 shares of Class A Common Stock. Included in the shares beneficially owned by Eagle River Investments as of December 31, 2004 are 10,587 shares donated by the Craig and Susan McCaw Foundation (the “Foundation”), a 503(c)(3) charitable organization controlled by the principal of Eagle River Investments, to unrelated charitable organizations between December 31, 2004 and February 3, 2005. The principal of Eagle River Investments no longer has any voting or dispositive power over those shares. The Foundation continues to hold 1,989,413 shares of Class A Common Stock over which the principal of Eagle River Investments retains the sole power to vote and direct the disposition but has no beneficial interest therein.

(3)	Mr. Aas also beneficially owns 8,907 shares of Class A Common Stock and an exercisable option to purchase 470,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Aas beneficially owns an aggregate of 1,364,287 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of December 31, 2004.

(Page 6 of 8)

(4)	Includes 736,666 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple. Mr. Chapple also beneficially owns 147,839 shares of Class A Common Stock (of which, 145,000 shares are held by Panther Lake LLC, an entity controlled by Messrs. Chapple and John Thompson) and an exercisable option to purchase 902,500 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Chapple beneficially owns an aggregate of 3,131,363 shares of Class A Common Stock, which represents 1.7% of the outstanding Class A Common Stock as of December 31, 2004.

(5)	Mr. Fanning also beneficially owns 7,461 shares of Class A Common Stock and an exercisable option to purchase 396,230 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Fanning beneficially owns an aggregate of 782,197 shares of Class A Common Stock, which represents 0.4% of the outstanding Class A Common Stock as of December 31, 2004.

Item 5	Ownership of Five Percent or Less of a Class Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person See Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certifications Not applicable.

(Page 7 of 8)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
NEXTEL WIP CORP.
	By:	/s/ Gary D. Begeman
Gary D. Begeman
Vice President

(Page 8 of 8)